

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2023

Michael Levitt
Partner
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue
New York, NY 10022

> **Re: International General Insurance Holdings Ltd.**
> **Schedule TO-I/A filed August 17, 2023**
> **File No. 005-91471**

Dear Michael Levitt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your Offer to Purchase.

Schedule TO-I/A filed August 17, 2023

General

1. The information required by Items 7, 8 and 9 of Schedule 13E-3 must be prominently disclosed in a "Special Factors" section at the forepart of the disclosure document. See Rule 13e-3(e)(1)(ii). Please revise.

2. Given that the filing person is not a natural person, revise to provide the information required by Item 1003(b) of Regulation M-A.

3. We note your disclosure that Item 1005(b) and (c) of Regulation M-A are "[n]ot applicable" to the transaction. Given the disclosure on page 12 regarding negotiations between the Company and "12 of the largest holders of the Warrants," please revise or advise.

The Offer and Consent Solicitation, page 4

4.   Please revise to provide the disclosure required by Item 1015(b)(2) and (3) of Regulation M-A with respect to BofA.

Background and Purpose of the Offer, page 9

5.   Please revise to state with specificity why the Company determined to pursue the Offer now as opposed to at any other time. See Item 1013(c) of Regulation M-A.

6.   Item 1013(d) of Regulation M-A requires a reasonably detailed discussion of the benefits and detriments of the transaction to the subject company, its affiliates and unaffiliated security holders, and the benefits and detriments must be quantified to the extent practicable. Please revise to include this disclosure. See Instruction 1 and Instruction 2 to Item 1013 of Regulation M-A.

Fairness of the Offer, page 12

7.   Item 1014(a) requires you to address the fairness of the "Rule 13e-3 transaction" in its entirety. Here, you are making an Offer to Warrant holders but simultaneously and as a condition of tender, soliciting consents to amend the terms of the Warrant Agreement for those holders who do not tender. Your disclosure on page 12 also indicates that you will redeem any Warrants that remain outstanding after the Offer. Revise the fairness discussion (including the heading) to address the fairness of the going private transaction in its entirety, while separately addressing those holders who tender and those who do not.

8.   Disclosure throughout the Schedule 13E-3 indicates that you determined that "the Offer is fair and in the best interests of *the Company and the Warrant holders*" (emphasis added). Please revise to provide the disclosure described in Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A, including whether (and why) the Company believes the Offer is fair or unfair to unaffiliated Warrant holders. Refer to the definition of "affiliate" in Rule 13e-3(a)(1).

9.   Consider defining or explaining the term "wall-crossed" in the first bullet point in this section.

10.   Refer to our comment above. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those normally considered relevant in assessing the fairness of a going-private transaction. To the extent one or more of those factors was considered but given little weight or was not considered by the Company, this may be an important element of the analysis. Please revise to discuss how the Company considered each listed factor, or to explain why it did not.

11.   Refer to the third bullet point in this section on page 12. Expand to explain how you arrived at the assumptions (such as the 30% volatility assumption and the dividend yeild of 0%) used to value the Warrants.

12.   See our comments above regarding the need to direct your fairness determination and

analysis to the going private transaction itself and specifically, to the unaffiliated holders of Warrants. Many of the bullet points here describe fairness to the Company and specifically, to equity holders, rather than the holders of the subject class in this Offer. See for example, the last three bullet points on page 13. By way of illustration, it is not clear how the overhang created by the Warrants and your possible inability to access the public equity markets for follow-on equity transactions involving the Company's common shares contributes to fairness for the Warrant holders who tender into this Offer or those who are redeemed after the Offer. Please revise.

13. Refer to the disclosure on page 13 to the effect that the board considered conducting an exchange offer for the Warrants but decided not to pursue this alternative because "it would take longer to complete than an all-cash tender offer." Please expand to explain why the board believed an exchange offer would take longer and why that was a determining factor in structuring this transaction.

Effects of the Offer on the Market for the Public Warrants, page 14

14. Refer to the first complete paragraph on page 14. In making a decision whether to tender into this offer, it is critical for Warrant holders to know what will happen to their securities if they do not tender. Revise to specifically state when after the offer you intend to redeem any remaining outstanding Warrants. See Item 6 of Schedule 13E-3 and Item 1006(c) of Regulation M-A. To the extent you intend to redeem them immediately or soon after the offer, the disclosure in the second paragraph of this section should also be revised accordingly.

Board Presentation, page 17

15. We note your disclosure that a Black Scholes valuation of the Warrants was conducted. Please confirm that you have filed as an exhibit to the Schedule 13E-3 all board books or other written materials materially related to this going private transaction and provided by a third party.

16. Refer to the last sentence in this third paragraph in this section. Explain the statement here that other companies may transact in warrants ... "thereby potentially increasing competition in the market." Explain what market, what sorts of transactions and how this would affect the Warrants should they remain outstanding.

17. We note the statement that "[t]he Presentation was not based on instructions received from the Company." Clarify how BofA proceeded with its role here without instructions from the Company.

18. At the top of page 15, explain the conditions to BofA receiving an additional $650,000 as future compensation with respect to the Offer. Clarify whether this sum is in addition to the dealer manager fees listed on page 16.

19. Refer to the Presentation now filed as an exhibit to the Schedule 13E-3. The disclaimer on page C-2 of the materials state that they may not be used without the consent of BofA.

Clarify in the disclosure here that BofA has provided its consent for use of the materials here.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions